175 Joerschke Drive, Suite A Grass Valley, CA 95945-5259 Main: (530) 205-3437 FAX: (530) 273-8482 sales@simlatus.com http://www.simlatus.com

August 8, 2019

Attn: Loan Lauren P. Nguyen, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Simlatus Corp.
Information Statement on Pre14C
Filed July 24, 2019
File No. 000-53276

Ladies and Gentlemen:

Simlatus Corp. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 1, 2019, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	Please revise to clarify that the purpose for the increase in authorized common shares is pursuant to note-holder requirements to maintain the required share reserves under each of your notes outstanding, as disclosed in your Form 8-K filed on July 24, 2019. When you revise, please explain under “Purpose of the Amendment of the Articles” how the share increase “better reflects the nature of the Company’s anticipated operations.”

Response: We have revised as instructed.

2.	Provide quantified disclosure regarding the impact of the increase in authorized shares of common stock that will result from the amendment to the articles of incorporation. In this regard, disclose the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. Then disclose the number of authorized but unissued shares, reserved shares and authorized but unreserved shares that will exist when the amendment to the articles of incorporation is effective. Consider providing this information in tables. Please note that shares reserved for specific purposes would includes shares to be issued upon conversion of notes, warrants and preferred stock. It would also include shares issuable pursuant to current and planned acquisitions.

Response: We have revised as instructed.

3.	With respect to the number of authorized shares reserved for issuance, we note that your outstanding convertible notes are convertible into common stock based upon a discount to the market price of your common stock at the time of conversion. Therefore, the number of shares into which the notes are convertible varies with the market price of your common stock. So that shareholders may better understand the uncertain and dilutive effect of these notes, please disclose the following:

●	The amount of outstanding convertible debt;

●	The range of discounts from the market price that are used to determine the various conversion prices;

●	That the lower the stock price at the time of conversion, the more shares the noteholders will receive upon conversion;

●	Whether or not there is a floor to the conversion price and, if not, that there is no limit on the number of shares you may have to issue upon conversion;

●	A table that shows the number of shares that could be issued upon conversion based upon a reasonable range of market prices that include market prices 25%, 50% and 75% below the most recent actual price; and

●	If different, the number of authorized shares you are required to reserve for conversion of the notes under the note agreements.

Response: We have revised as instructed.

Thank you for your assistance and review.

Sincerely,

Simlatus Corp.

/s/Richard Hylen

Richard Hylen
Chief Executive Officer